Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

December 22, 2023

Re:	Cosan S.A.
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 24, 2023
Form 6-K
Filed August 15,2023
File No. 001-40155

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tony Watson
Adam Phippen

Ladies and Gentlemen:

On behalf of our client, Cosan S.A. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated December 4, 2023 (the “Comment Letter”). On April 24, 2023, the Company publicly filed an Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”) and on August 15, 2023, the Company furnished a Current Report of Foreign Private Issuer on Form 6-K including its earnings release as of and for the six months ended June 30, 2023 (the “Earnings Release Form 6-K”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages in the filed versions of the Annual Report or Earnings Release Form 6-K, as applicable.

Form 20-F for the Fiscal Year Ended December 31, 2022

Note 4. Segment Information, page F-31

1.	We note your presentation of Gross sales (Domestic market and External market) for your various segments and on a consolidated basis on pages F-32 through F-34. Please tell us how your presentation complies with IFRS. Also, please tell us the nature of the adjustments you record to Gross sales to arrive at Net sales as presented on the face of your financial statements. Refer to IFRS 8 and 15.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the adjustments recorded to Gross sales to arrive at Net sales relate to indirect taxes and deductions and are presented on page F-125 of the Annual Report.

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The Company acknowledges the Staff’s comment and advises the Staff that it will remove the presentation of Gross sales by segment and the breakdown between domestic and external Gross sales from its segment information note in future filings and only present Gross sales on a consolidated basis in the note to its financial statements on net sales.

Note 5.1. Net Debt, page F-42

2.	We note your disclosure that net debt is a non-GAAP financial measure and is not a measure in accordance with the IFRS and should not be considered as a substitute for measures of debt determined in accordance with the IFRS and the Brazilian accounting standards. As such, please tell us your consideration of the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K related to presenting non-GAAP financial measures on the face of the financial statements prepared in accordance with GAAP or in the accompanying notes. Also, refer to General Instruction C.(e) of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment. As disclosed in the second paragraph of page F-42 in the Annual Report and under the header “Covenants” on that page, net debt is used to calculate certain financial ratios included in the Company’s financing arrangements. Accordingly, the Company believes that a presentation of net debt is useful as it enables users of the Company’s financial statements to assess the Company’s compliance with its obligations under its financing arrangements.

Nevertheless, the Company respectfully acknowledges the Staff’s reference to Item 10(e)(1)(ii)(C) of Regulation S-K and advises the Staff that it will remove this disclosure from its financial statements prepared in accordance with IFRS and their accompanying notes included in future filings. Instead, the Company intends to present the information currently included in “Note 5.1 Net Debt” elsewhere in its annual reports on Form 20-F and in its earnings releases included in Current Reports of Foreign Private Issuer on Form 6-K furnished to the Commission.

Note 8. Investments, page F-76

3.	Please tell us your consideration of making the disclosures in paragraph 7(a) of IFRS 12 related to how you control the subsidiaries listed in the table on page F-77 where you have less than a majority stake in the subsidiaries. We note your disclosure in the second paragraph of page F-90 which appears to apply to the following subsidiaries:

─	Tellus Brasil Participações S.A.,

─	Janus Brasil Participações S.A.,

─	Duguetiapar Empreendimentos e Participações S.A., and

─	Gamiovapar Empreendimentos e Participações S.A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, the Company’s disclosure will be substantially consistent with the following table which has been revised to disclose the Company’s direct and indirect equity interest in its subsidiaries, as well as to add footnotes explaining how control is achieved for the subsidiaries in which the Company holds an equity interest of 50% or less:

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Subsidiary	Direct and Indirect Equity Interest as of December 31, 2022
Rumo S.A. (i)	30.35%
Radar II Propriedades Agrícolas S.A. (ii)	50.00%
Radar Propriedades Agrícolas S.A. (ii)	50.00%
Nova Agrícola Ponte Alta S.A. (ii)	50.00%
Nova Amaralina S.A. Propriedades Agrícolas (ii)	50.00%
Nova Santa Bárbara Agrícola S.A. (ii)	50.00%
Terras da Ponta Alta S.A. (ii)	50.00%
Castanheira Propriedades Agrícolas S.A. (ii)	50.00%
Manacá Propriedades Agrícolas S.A. (ii)	50.00%
Paineira Propriedades Agrícolas S.A. (ii)	50.00%
Tellus Brasil Participações S.A. (iii)	19.57%
Janus Brasil Participações S.A. (iii)	19.57%
Duguetiapar Empreendimentos e Participações S.A. (iii)	19.57%
Gamiovapar Empreendimentos e Participações S.A. (iii)	19.57%

(i)	The Company is the largest shareholder. In addition, the Company has decision-making power over the relevant activities of this entity and has the right to appoint a majority of the members of the board of directors pursuant to a shareholders’ agreement entered into with certain other shareholders of the entity.

(ii)	The Company is the majority shareholder, owning 50% of the share capital plus one share.

(iii)	The Company owns over 60.00% of the voting shares of each entity, has decision-making power over the relevant activities of each entity, and has the right to appoint a majority of the members of the boards of directors of each entity pursuant to a shareholders’ agreement entered into with certain other shareholders of these entities.

Form 6-K Furnished on August 15, 2023

Earnings Release, page 2

4.	We note your presentation of Cosan pro forma measures which considers the consolidation of 50 percent of the results of operations of your equity method investment in Raízen S.A. and 100 percent of other operations and pro forma investments accounted for on a cash basis and excluding M&A. Please tell us your consideration of the guidance in Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations since the recognition and measurement principles used to calculate these measures are inconsistent with IFRS.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will remove this pro forma information from future filings.

Reconciliation of Adjustments - EBITDA and Net Income, page 17

5.	Please tell us your consideration of beginning your reconciliations of Adjusted EBITDA with Net (loss) income per Cosan Consolidated which is the most directly comparable IFRS measure. Refer to Item 100(a)(2) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, the Company intends to present reconciliations of EBITDA, Adjusted EBITDA and Adjusted Net Income to profit (loss) for the period in a format substantially consistent with that presented in response to the comment immediately below.

6.	Please explain in detail to us each adjustment to arrive at Adjusted EBITDA and Adjusted Net Income. Explain why the adjustments do not result in a non-IFRS measure that could be

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considered misleading. Refer to Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company’s disclosure will be substantially consistent with the revised tables included under “EBITDA and Adjusted EBITDA” and “Adjusted Net Income” in this response. The Company further advises the Staff that it has included the explanations of each adjustment which the Staff requested as footnotes to these revised tables along with additional details under “Additional Information” below.

EBITDA and Adjusted EBITDA

	For the Three Months Ended June 30, 2023
	Reported Segments						Reconciliation				Consolidated
	Raízen	Rumo	Compass	Moove	Land	Other Investments	Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination between Segments
		(in thousands of Brazilian reais)
Profit (Loss) for the period, net	628,782	167,202	342,645	107,502	176,668	(19,408)	227,182	(1,176,804)	(628,782)	(271,728)	(446,741)
Income taxes	263,606	66,349	174,291	63,488	20,511	—	(184,859)	(606,262)	(263,606)	—	(466,482)
Financial result, net	1,375,764	675,897	238,546	61,293	(7,994)	4,321	387,650	1,783,063	(1,375,764)	—	3,142,776
Depreciation and amortization	1,848,848	538,335	212,700	70,167	69	66	3,621	—	(1,848,848)	—	824,958
EBITDA	4,117,000	1,447,783	968,182	302,450	189,254	(15,021)	433,594	(3)	(4,117,000)	(271,728)	3,054,511
Assets arising from contracts with customers (IFRS 15)[1]	191,000	—	—	—	—	—	—	—	(191,000)	—	—
Change in biological assets (IAS 41)[2]	(207,000)	—	—	—	—	—	—	—	207,000	—	—
Leases (IFRS 16)[3]	(673,000)	—	—	—	—	—	—	—	673,000	—	—
Non-recurring effects[4]	(163,000)	—	—	—	—	—	—	—	163,000	—	—
Adjusted EBITDA	3,265,000	1,447,783	968,182	302,450	189,254	(15,021)	433,594	(3)	(3,265,000)	(271,728)	3,054,511

(1)	This adjustment refers to amortization of advanced bonuses to Raízen’s customers, who are resellers, which are linked to deadlines to be met and obligations to be performed, specifically to the consumption of certain volumes of fuel as defined in the applicable supply agreement. As contractual conditions are met, bonuses are amortized and recognized as a reduction in income under net operating revenue.

(2)	We eliminated the variation in the fair value of the biological asset that is included in the cost of goods sold for Raízen, as this line item does not reflect Raízen’s results, but the remeasurement of the generation of results with the biological assets in up to two years at market value.

(3)	As a result of the application of IFRS 16, the amortization of Raizen’s right-of-use assets related to lease agreements began to be categorized under “Depreciation and Amortization,” which is a component of the calculation for EBITDA. This had the effect of increasing EBITDA. Accordingly, Raízen has opted to adjust its EBITDA by removing this effect when calculating Adjusted EBITDA.

(4)	Non-recurring expenses and effects at Raízen consist of (i) accounting results from the acquisition of Shell Brasil’s lubricants business, (ii) extemporaneous PIS and COFINS credits (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on certain revenues) relating to Complementary Laws No. 192 of March 11, 2022 and No. 194 of June 23, 2022, (iii) revenues and/or expenses not allocated within Raízen’s segments but which have an effect on its consolidated results, in addition to eliminations between businesses, and (iv) the accounting effect of leases as accounted for under IFRS 16 on Raízen’s mobility segment.

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Adjusted Net Income

	For the Three Months Ended June 30, 2023
	Reported Segments						Reconciliation				Consolidated
	Raízen	Rumo	Compass	Moove	Land	Other Investments	Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination between Segments
		(in thousands of Brazilian reais)
Profit (Loss) for the period, net	628,782	167,202	342,645	107,502	176,668	(19,408)	227,182	(1,176,804)	(628,782)	(271,728)	(446,741)
Assets arising from contracts with customers (IFRS 15)[1]	—	—	—	—	—	—	—	—	—	—	—
Change in biological assets (IAS 41)[2]	(136,600)	—	—	—	—	—	—	—	136,600	—	—
Leases (IFRS 16)[3]	99,800	—	—	—	—	—	—	—	(99,800)	—	—
Non-recurring effects[4,5,6]	(107,400)	—	74,600	—	—	—	—	1,176,804	107,400	—	1,251,404
Adjusted Net Income	484,582	167,202	417,245	107,502	176,668	(19,408)	227,182	—	(484,582)	(271,728)	804,663

(1)	This adjustment refers to amortization of advanced bonuses to Raízen’s customers, who are resellers, which are linked to deadlines to be met and obligations to be performed, specifically to the consumption of certain volumes of fuel as defined in the applicable supply agreement. As contractual conditions are met, bonuses are amortized and recognized as a reduction in income under net operating revenue.

(2)	We eliminated the variation in the fair value of the biological asset that is included in the cost of goods sold for Raízen, as this line item does not reflect Raízen’s results, but the remeasurement of the generation of results with the biological assets in up to two years at market value.

(3)	As a result of the application of IFRS 16, the amortization of Raizen’s right-of-use assets related to lease agreements began to be categorized under “Depreciation and Amortization,” which is a component of the calculation for EBITDA. This had the effect of increasing EBITDA. Accordingly, Raízen has opted to adjust its EBITDA by removing this effect when calculating Adjusted EBITDA.

(4)	Non-recurring expenses and effects at Raízen consist of (i) accounting results from the acquisition of Shell Brasil’s lubricants business, (ii) extemporaneous PIS and COFINS credits (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on certain revenues) relating to Complementary Laws No. 192 of March 11, 2022 and No. 194 of June 23, 2022, (iii) revenues and/or expenses not allocated within Raízen’s segments but which have an effect on its consolidated results, in addition to eliminations between businesses, and (iv) the accounting effect of leases as accounted for under IFRS 16 on Raízen’s mobility segment.

(5)	Non-recurring expenses and effects at Compass consist of the tax liabilities arising from a judgment handed down by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) on April 26, 2023.

(6)	Non-recurring expenses and effects at Cosan Oito consist of net effect of the accounting impacts generated by the acquisition of an equity stake in a listed company.

Additional Information

The Company further advises the Staff that it believes each of the adjustments referred to in the footnotes to the tables under “EBITDA and Adjusted EBITDA” and “Adjusted Net Income” above is permitted under Regulation S-K for the following reasons:

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Adjustment to Arrive At Adjusted EBITDA or Adjusted Net Income	Raízen	Compass	Cosan Oito
Assets arising from contracts with customers (IFRS 15)	See footnote (a) below.	N/A	N/A
Change in biological assets (IAS 41)	See footnote (a) below.	N/A	N/A
Leases (IFRS 16)	See footnote (a) below.	N/A	N/A
Non-recurring effects

Adjustments (i) and (ii) in note (4) to each of the tables under “EBITDA and Adjusted EBITDA” and “Adjusted Net Income” above relate to one-off items.

For adjustments (iii) and (iv) in note (4) to each of the tables under “EBITDA and Adjusted EBITDA” and “Adjusted Net Income” above, see footnote (a) below.

		Relates to a one-off transaction.	The adjustments relate to transactions which do not form a core part of the Company’s operations.

(a)	The Company makes these adjustments to its investee Raízen’s results in order to present information in a manner consistent with Raízen’s own presentation of this information to investors. Raízen is a publicly-listed company in Brazil, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”). In its earnings releases and other financial information filed with the CVM, Raízen presents its Adjusted EBITDA and Adjusted Net Income including these adjustments. The Company has therefore opted also to make these adjustments to calculate Adjusted EBITDA and Adjusted Net Income so that investors receive consistent and comparable information from the Company and Raízen.

* * *

The revised disclosures proposed above in items 1, 2 and 3 will be adjusted in the Company's Form 20-F for the year ended December 31, 2023. In addition, the Company expects to include the information requested in items 5 and 6 in, and remove the information referred to in item 4 above from, the Company's earnings release as of and for the three-month period ended March 31, 2024.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Lourenço Lopes-Sabino at 212-450-6139 or lourenco.lopes-sabino@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Ricardo Lewin, Chief Financial Officer, Cosan S.A.

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